Original Source Music, Inc.

8201 South Santa Fe Drive #229

Littleton, CO 80120

January 11, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Original Source Music, Inc.

Registration Statement on Form 10

Filed December 3, 2015

File No. 000-55516

General

1. We note your response stating that as part of the purchase agreement, it was agreed that the music business of Original Source Entertainment would be spun-off as Original Source Music. Yet the most recent 10-K for the year ended December 31, 2014 indicates that Original Source Entertainment’s primary business is licensing music. We reissue prior comment 1 insofar as you have not provided us with a detailed analysis for why there is a valid business purpose for the spin-off or what business Original Source Entertainment will engage in after the spin-off. Refer to Staff Legal Bulletin No. 4.

At the time of the spin-off and change in control, the new management for Original Source Entertainment represented that they did not intend to pursue a similar business.  Since the change of control, the prior officers, directors and principal shareholders have not had any contact the new management and are not aware of the reasoning for the change in their prior representations or the accuracy of the disclosure in their SEC filings.

Description of Business

Business, page 4

2. We note your response to prior comment 9, however, we are unable to locate a document evidencing the grant of an option extending the terms of the music license through August 25, 2029. Please file such agreement or advise.

The option agreement extending the terms of the music license through August 25, 2029 has been filed with the document as exhibit 10.3

Risk Factors

“The Company requires an annual average of $5,000 to continue operations …,” page 18

3. We note your response to prior comment 8 and your revised disclosure where you state that you have capital resources to allow the business to conduct planned operations for a minimum of five years. Based on your existing capital resources it is unclear how you determined that such resources would sustain operations for that period. Please advise how you made this determination.

Based on the 2014 cash flow report, the Company was run on approximately $4,000 that year.  By adding in $1,000 for unexpected expenses, we reported needing an average of $5,000 per year to run the Company.  However, after reviewing the newly available 2015 cash flow report, it is clear that we need at least $12,000 per year to run the business as a reporting company.  We have updated the document to state that we need $12,000 per year on average to continue operations.

Changes in and Disagreements with Accountants, page 27

4. We note that Original Source Entertainment filed a Form 8-K indicating the on November 10, 2015 Cutler & Co., LLC resigned as the independent registered public accounting firm for Original Source Entertainment. We further note that Cutler & Co. currently has a withdrawal request pending with the PCAOB. Please describe for us the timing of the change in your accountants and revise to provide disclosure required by Item 304 of Regulation S-K.  Refer to Item 14 of Form 10.

Cutler & Co. filed to deregister with the PCAOB on November 12, 2015.  Consequently, Cutler & Co. has not, and will not, be preparing or issuing any audit or review reports on the Company’s financial statements after that date.  All of Cutler & Co.’s audit and review work performed on the Company’s financial statements was full completed, and the relevant opinions issued, before November 12, 2015 while it was still registered with the PCAOB.  All audit or review work to be performed on the Company’s financial statements after November 12, 2015 will be performed by Pritchett, Siler & Hardy PC, which maintains an ongoing registration with the PCAOB.  While Cutler & Co. is no longer performing new public company audit work, it continues to operate as a registered accounting company in the state of Colorado and consequently can consent to the use of its prior audit opinions issued on public company audits while it was registered with the PCAOB.

The company acknowledges that:

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The company is responsible for the adequacy and accuracy of the disclosure in the filing;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Lecia L. Walker

Lecia L. Walker

Chief Executive Officer

Original Source Music, Inc.